One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax:404-881-7777

www.alston.com

Christopher C. Frieden	Direct Dial: 404-881-7457	E-mail: chris.frieden@alston.com

October 29, 2012

VIA EDGAR AND OVERNIGHT MAIL

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	EverBank Financial Corp
Registration Statement on Form S-1
File No. 333-184381
Filed October 12, 2012

Dear Mr. Clampitt:

On behalf of our client, EverBank Financial Corp, a Delaware corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-184381) (the “Registration Statement”), filed by the Company on October 12, 2012, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Marc Corredor of the Company, dated October 25, 2012.

For convenience of reference, each Staff comment contained in your letter is reprinted below in bold, numbered to correspond with paragraph numbers assigned in your October 25, 2012 comment letter, and is followed by the corresponding response of the Company. Unless otherwise indicated, all page references in the responses are to pages of the marked version of Amendment No. 1.

We have provided you with a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on October 12, 2012. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Cover Page

1.	Please include the non-pricing related information in the next amendment to your registration statement, including the number of depositary shares being offered, the interest rate of the preferred stock and the identities of the underwriter(s).

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

October 29, 2012

Response:

The disclosure on the cover page has been revised to include the number of depositary shares being offered and the identities of the underwriters in response to the Staff’s comment. The Series A Preferred Stock will be sold at par, or $25 per depository share. The Company respectfully advises the Staff that it will include the interest rate of the Series A Preferred Stock at the time other pricing related information is filed with the Commission.

2.	Revise the second paragraph to indicate management’s current intention to pay the dividend. In addition, add a cross-reference for the last sentence of the second paragraph.

Response:

The disclosure on the cover page has been revised in response to the Staff’s comment.

Prospectus Summary

Competitive Strengths

Robust Asset Origination and Acquisition Capabilities, page 5

3.	Revise to disclose the percentage increases from the comparable prior period.

Response:

The disclosure on page 5 has been revised in response to the Staff’s comment.

Recent Developments, page 7

4.	Please revise to include a discussion of your financial results for the quarter ended September 30, 2012.

Response:

The disclosure beginning on page 7 has been revised to include a discussion of the Company’s financial results for the quarter ended September 30, 2012.

Acquisition of GECC’s Business Property Lending, page 7

5.	We note your disclosure that you acquired Business Property Lending on October 1, 2012. Please revise to state the consideration paid in connection with the acquisition, the source of the funds (including any debt incurred to finance the transaction) and describe the business and industry in which the newly-acquired company operates. Please also revise to more fully describe the acquired portfolio, including the number of loans, the geographical location of the loans and the overall performance and health of the portfolio. Finally, revise to disclose the percentage increase in both the commercial loan portfolio and loans overall that resulted from this acquisition.

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

October 29, 2012

Response:

The disclosure beginning on page 8 has been revised in response to the Staff’s comment.

Acquisition of MetLife Bank’s Warehouse Finance Business, page 8

6.	Please revise to disclose the source of funds and whether any debt was incurred to finance the transaction.

Response:

The disclosure on page 9 has been revised in response to the Staff’s comment.

Regulatory Developments, page 8

7.	Please revise to disclose if you have incurred any material costs as a result of these actions and, whether management anticipates any material impact on your financial condition or results of operations.

Response:

The disclosure on page 9 has been revised in response to the Staff’s comment.

Risk Factors, page 19

8.	Some of your risk factors make statements regarding your ability to provide assurances that a given event may or may not happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances or predictions.

Response:

The risk factor disclosures on pages 29 (“General business and economic conditions …”), 30 (“Our financial results are significantly affected in a number of ways …”), 33 (“Our commercial real estate loan portfolio exposes us to risks …”), 37 (“We may become subject to risks as a result of our recent acquisition of MetLife Bank’s warehouse finance business”), 39 (“Our business may be impaired if a third party …”), 39 (“We face increased risks with respect to our WorldCurrency …”), 49 (“Investors should not expect us to redeem …”) and 50 (“General market conditions and unpredictable factors could adversely affect …”) have been revised in response to the Staff’s comment.

9.	Please add a risk factor that discusses the nomination rights of Arena, Lovett Miller and Sageview, including the fact that two of these entities have the right to elect directors to the board. Please state the total and individual percentages of ownership for each of these shareholders and discuss any risks associated with your continued obligations to them.

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

October 29, 2012

Response:

A new risk factor has been added on page 37 in response to the Staff’s comment.

10.	Please add a risk factor regarding Gains on the sale of Loans. In this regard, we note that while the gains in 2009 through 2011 were $66, $66 and $73 million, respectively, the gains in the first six months of 2012 were $118 million. Please disclose in this risk factor whether management believes that this trend will continue. In addition, break down for these four periods, using a chart, the amounts related to HARP loans, hedging, etc. We may have further comment.

Response:

A new risk factor including the requested chart has been added on page 32 in response to the Staff’s comment.

We may be required to repurchase mortgage loans with identified defects…, page 23

11.	Revise the second and third paragraphs to provide the yearly increase percentages of repurchase demands and your reserve for servicing repurchase losses.

Response:

The disclosure on page 34 has been revised to provide the yearly increase percentages of loan repurchase reserves and servicing repurchase losses for 2010 and 2011.

We may experience higher delinquencies on our equipment leases…, page 25

12.	Revise this section to quantify your potential exposure by stating the amount you paid for the portfolio, the amount of the escrowed portion of the purchase provided and any losses or charge-offs incurred to date.

Response:

The disclosure beginning on page 36 has been revised in response to the Staff’s comment.

Federal banking agencies periodically conduct examinations of our business…, page 31

13.	Revise to separate the discussion of the consent order in the first paragraph into a separate risk factor. Please include the disclosure under a new heading that specifically references the consent order.

Response:

The disclosure beginning on page 43 has been revised in response to the Staff’s comment.

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

October 29, 2012

A downgrade, suspension or withdrawal of any rating assigned by a rating agency…, page 38

14.	Please revise to include your current credit ratings. If any of your ratings have been recently downgraded, please state the new and old ratings and identify the rating agency that issued the downgrade.

Response:

None of the Company’s securities are currently rated and the Company does not intend to have the depositary shares or Series A Preferred Stock rated by any rating agency. The risk factor identified in the Staff’s comment on page 50 has been revised accordingly.

We are an emerging growth company within the meaning of the JOBS Act…, page 39

15.	Please revise to explain that, if you choose not to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, your independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of your internal control over financial reporting, and that the risk that material weaknesses or other deficiencies in your internal control over financial reporting go undetected may increase.

Response:

The disclosure on page 51 has been revised in response to the Staff’s comment.

Use of Proceeds, page 45

16.	We note that you may use the net proceeds of the offering for the acquisition of businesses or assets. Please revise to state whether you currently have any plans, arrangements, agreements or understandings to engage in any such acquisitions.

Response:

The disclosure on page 57 has been revised in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 61

17.	Please revise your table of core deposits on page 64 to add in appropriate line items (e.g., time deposits with balances greater than $100,000, deposits generated from sources under which marketing fees are paid, etc.) to reconcile core deposits to regulatory core deposits.

Response:

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

October 29, 2012

The table reflecting the calculation of core deposits and regulatory core deposits on page 75 has been revised in response to the Staff’s comment and to reflect the increase in FDIC insurance coverage limits applicable to certain periods.

Noninterest Income, page 72

18.	We note your disclosure on page 73 that the increase in noninterest income was driven primarily by gain on the sale of loans, as refinancing activity increased due to HARP 2.0. Please discuss whether you believe that these increases are sustainable or temporary. Please also discuss whether the fees that you make on HARP-driven sales are the same as fees that you would earn on other sales.

Response:

The disclosure on page 85 has been revised in response to the Staff’s comment.

Loans Held for Sale, page 96

19.	Considering the materiality of your mortgage warehouse loans, please revise to show an analysis of the length of time you have held these loans as of each period end (e.g. < 30 days, 31-90 days, > 90 days, etc.). To the extent you have a significant amount loans held for greater than 90 days, please disclose the reasons you have been unable to sell/transfer these loans and discuss any risk associated with them.

Response:

The disclosure on page 110 has been revised in response to the Staff’s comment. The Company respectfully advises the Staff that it does not have a significant amount of loans held for greater than 90 days.

20.	Considering the materiality of your government insured pool buyouts, please revise to discuss any significant risks related to holding these loans. If certain of these loans are riskier than others, please revise to present an analysis that quantifies the riskier loans for each period end presented so that an investor clearly understands any risk or exposure related to your business strategy.

Response:

The disclosure on page 109 has been revised in response to the Staff’s comment.

Analysis of the Allowance for Loan and Lease Losses, page 107

21.

We note your portfolio of loans collectively evaluated for impairment increased from $5.2 billion to $6.5 billion from December 31, 2011 to June 30, 2012 and that the allowance for loan and lease losses allocated to this portfolio decreased from $48 million to $45 million during the same period. Please revise to provide an in depth analysis of these trends which includes a discussion of the underlying credit quality trends and bridges the gap from these trends to the provision for loan losses recorded during the period and the allowance for loan

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

October 29, 2012

losses recorded at period end. For example, discuss trends in historical losses incorporated in your allowance methodology, trends observed in specific qualitative factors and the amount of the portfolio acquired at a discount but not accounted for under ASC 310-30.

Response:

The disclosure beginning on page 122 has been revised in response to the Staff’s comment.

Problem Loans and Leases, page 109

22.	In the final paragraph on page 109 you disclose that certain TDRs are not considered to be impaired loans in calendar years subsequent to the restructuring. We believe the guidance in ASC 310 indicates that a TDR is always considered impaired and therefore impairment should be measured individually using the guidance in ASC 310-10-35. Please measure credit impairment for all loans that have been classified as a TDR using the guidance in ASC 310-10-35 and to the extent that prior periods are materially misstated, please consider the need to potentially restate your financial statements or advise why your current accounting is correct. Also, revise your disclosure as appropriate.

Response:

The Company respectfully directs the Staff to the guidance set forth in ASC 310-40-50-2 concerning impaired loans that have been restructured in a troubled debt restructuring (a “TDR”) involving a modification of terms in which the resulting interest rate is consistent with a market rate of interest for a new loan with comparable risk and where the modified loan is not impaired based on the terms specified by the restructuring agreement. In those cases, disclosures are not required under paragraphs ASC 310-10-50-15(a) and ASC 310-10-50-15(c) in years after the restructuring. The disclosures in ASC 310-10-50-15(a) and (c) are the quantitative impaired loan disclosures. The Company has reviewed the guidance released by the OCC on April 5, 2012 concerning TDR’s and recognizes that the OCC has concluded that while a TDR that is modified at a market rate and is in compliance with such modified terms is not required to be reported as a TDR, it would be considered to be impaired. The Company advises the Staff that it has had only one instance where it has modified a borrower’s loan and removed the TDR designation. The Company does not consider this change to have a material effect on its financial statements as of any of the dates presented. The unpaid principal balance of the loan was $10.6 million at the time of modification and has since paid down to $6.7 million as of June 30, 2012. However, as additional guidance and industry standards evolve, the Company will evaluate whether this disclosure should be revised in future filings.

Loans Subject to Representations and Warranties, page 111

23.	You disclose that you have excluded the loans and losses related to a settlement with a correspondent investor during 2012 from your representation and warranty disclosure. Please revise your disclosure to include this activity and any realized losses to ensure your tabular disclosures capture all relevant information related to this issue, your exposure and the economic impact on your financial results.

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

October 29, 2012

Response:

While the Company agrees with the Staff that in many instances a settlement with an investor would be included in the referenced table, the Company respectfully advises the Staff that the settlement with the correspondent investor described on page 128 was excluded from the tabular disclosures on page 128 based on the unique circumstances of the settlement. The Company believes that the inclusion of the settlement in the table may lead to the appearance of artificial trends with respect to the Company’s representation and warranty exposure including with respect to items such as severity of loss upon repurchase, rescission rates, and the run rate with respect to current reserves. The settlement in question included the release of all past, present and future repurchase demands with respect to a $274 million loan pool. Because the settlement covered all past, present, and future repurchase requests related to this loan pool the Company believed it would be inappropriate to include in the table a number of loans for which it had received repurchase requests or for which the Company had indemnified the investor given that the release covered all loans within the elected pool irrespective of whether there was or would ever be a repurchase request. In order to present the most representative picture of the Company’s representation and warranty exposure, the Company has provided a separate detailed discussion of the March 9, 2012 settlement on page 128, which the Company believes provides investors with fulsome disclosure regarding the settlement while preserving the investor’s ability to ascertain trends and to adequately analyze our reserve and the sufficiency of our reserve with regard to the current activity and the potential future repurchase demands.

Executive Compensation

Compensation of Directors, page 192

24.	We note your disclosure regarding the $5,000 per year credit paid to your board of directors. Please revise to specify whether this is an award that is available on an annual or one-time basis.

Response:

The disclosure on page 208 has been revised in response to the Staff’s comment.

Certain Relationships and Related Party Transactions

Tygris Cash Escrow Conversion, page 205

25.	Revise to state how long the newly issued shares will remain in escrow and when the escrow agreement is set to expire.

Response:

The disclosure on page 221 has been revised in response to the Staff’s comment.

Loans to Related Parties, page 205

26.	Please revise the second paragraph on page 206 to disclose the interest rate that Mr. Long is paying pursuant to the Note and Pledge Agreement.

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

October 29, 2012

Response:

The disclosure on page 222 has been revised in response to the Staff’s comment.

Description of Series A Preferred Stock, page 208

27.	You may not qualify your disclosure by reference to your certificate of incorporation. Please revise to state that all material information has been discussed. Please make corresponding changes to your disclosure in “Description of Depositary Shares” on page 214 and in “Description of Our Capital Stock” on page 219.

Response:

The disclosure on pages 224, 230 and 235 has been revised in response to the Staff’s comment.

Description of Our Capital Stock

General, page 219

28.	Please revise your disclosure in the fourth paragraph to state the number of shares of common stock that remain in escrow as of September 30, 2012.

Response:

The disclosure on page 235 has been revised in response to the Staff’s comment.

Interim Financial Statements

Note 6. Loans and leases Held for Investment, Net, page F-15

29.	Please revise to disclose the total unpaid principal balance of impaired loans for each period presented or tell us where you disclose this information. Refer to ASC 310-10-50-15(a)(4) for guidance. Please note that the unpaid principal balance does not reflect any direct write-down of the loan while the recorded investment does.

Response:

The disclosure on page F-22 has been revised in response to the Staff’s comment.

30.	On page F-22, you disclose $72 million of impaired commercial real estate loans without a related allowance for loan loss. Please tell us:

a.	if these were collateral dependent loans,

b.	how you determined that no allowance for loan losses were required, and

c.

how you measured the amount to charge-off on collateral-dependent loans. For example, tell us whether you charge-off loans to the estimated fair value, to the unadjusted appraised value or to some other amount. If you do not charge-off loans

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

October 29, 2012

to the estimated fair value, please explain to us why you do not maintain an allowance for loan loss on collateral-dependent loans for any qualitative adjustments (e.g. estimated selling or liquidation expenses, older appraisals, other value adjustments referenced in footnote 1 on page F-36, etc.).

Please revise your disclosure as appropriate.

Response:

The Company respectfully directs the Staff to the following disclosure beginning on page F-59:

“Reserves are determined for impaired commercial and commercial real estate loans and certain lease financing receivables individually based on management’s evaluation of the borrower’s overall financial condition, resources, and payment record; the prospects for support from any financially responsible guarantors; and the realizable value of any collateral. Reserves are established for these loans based upon an estimate of probable losses for the individual loans deemed to be impaired. This estimate considers all available evidence using one of the methods provided by applicable authoritative guidance. Loans determined to be collateral dependent are measured at the fair value of collateral less disposal costs. Loans for which impaired reserves are provided are excluded from the general reserve calculations described above to prevent duplicate reserves.

Management considers a loan to be impaired for classes within commercial and commercial real estate and certain lease financing receivable portfolios, when based on current information and events, it is determined that the Company will not be able to collect all amounts due according to the loan or lease contract, including scheduled interest payments. If management determines that the value of the impaired loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), impairment is recognized through an impairment reserve or a charge-off to the allowance. Interest income is recognized as earned unless the loan is placed on nonaccrual status. “

Based on the foregoing disclosure, the Company respectfully advises the Staff that:

a.	Some, but not all, of the $72 million of the referenced impaired commercial loans are considered collateral dependent loans.

b.	No allowance for loan losses is required for loans that are collateral dependent, because these loans have been charged-off to their estimated fair market value.

c.	Collateral dependent loans are measured at fair value of collateral less disposal costs with any deficiency between the estimated fair value and the recorded investment resulting in a charge-off reducing the recorded investment. As noted in the disclosure added to page F-22 in response to Staff comment No. 29, a substantial portion of the population of loans for which no allowance was recorded is collateral dependent and these loans have been charged-off to their fair value less costs to sell.

Note 13. Fair Value Measurements, page F-31

31.	Please revise to disclose the weighted average of the significant unobservable inputs for each level 3 asset category disclosed on page F-36.

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

October 29, 2012

Response:

The Company respectfully advises the Staff that disclosure of the weighted average of the significant unobservable inputs for each Level 3 asset may not be useful to a reader of the financial statements and is not explicitly required under the disclosure guidance in ASC 820-10-50, but acknowledges providing the information is a best practice.

The Company has included quantitative ranges of inputs that are used in its Level 3 fair value measurements related to its collateral dependent loans, the indemnification derivative asset, the clawback liability and the MSR asset. In future filings, the Company will include the weighted average of these inputs, except in those instances where the information would not be useful to the financial statement user. For those limited instances where the weighted average is not provided, the Company will add a comment to explain why.

In these cases, the input is dependent on the underlying characteristics of the portfolio and is based on management’s best estimate of the input. For example, the Company’s indemnification derivative asset is based on the expectation that the underlying government insured loans will reinstate prior to foreclosure and is dictated by their current delinquency and past performance. The Company has disclosed the range of reinstatement rates used in the calculation, however the weighted average of that range is not useful to a user of the financial statements without the underlying delinquency statistics of that portfolio or the overall valuation.

Report of Independent Registered Public Accounting Firm, page F-461

32.	Please revise to include the signature of your independent auditor in your audit report.

Response:

The signature of our independent auditor has been included with the Company’s audit report.

Exhibits

33.	Please file the remaining exhibits to the registration statement in your next amendment.

Response:

The Company has filed the remaining exhibits to the Registration Statement with Amendment No. 1 other than the Form of Underwriting Agreement and the Opinion of Alston & Bird LLP which will each be filed in a pre-effective amendment to the Registration Statement.

Mr. Michael R. Clampitt

United States Securities and Exchange Commission

October 29, 2012

Thank you for your prompt attention to Amendment No. 1 and the Company’s related responses. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (404) 881-7457.

Sincerely,

/s/ Christopher C. Frieden
Christopher C. Frieden

cc:	EverBank Financial Corp, Thomas A. Hajda

EverBank Financial Corp, Marc Corredor

Simpson Thacher & Bartlett LLP, Lesley Peng